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                           [KYPHON INC. letterhead]


                               December 11, 2000


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549
Attn:  Alan Morris

     Re:  Kyphon Inc. Registration Statement Form S-1
          (Commission File No. 333-45734)

Ladies and Gentlemen:

     This letter is submitted pursuant to a Rule 477 (a) under the Securities Exchange Act of 1933, as amended. Kyphon Inc. (the "Company") hereby requests an order granting the immediate withdrawal of the Company's Registration Statement Form S-1, together with all exhibits thereto, Commission File Number 333-45734 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission on September 13, 2000. The Company has decided not to proceed with the offering due to unfavorable market conditions and business requirements. No offers or sales of the Company's Common Stock exist pursuant to the Registration Statement.

     Please provide Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. His facsimile number is (650) 493-6811. If you have any questions, please do not hesitate to contact him at (650) 565-3564 or the undersigned at (408) 548-6500.

     Thank you.

                                 Sincerely,

                                 KYPHON INC.



                                 By: /s/ Richard D. Murdock
                                    ---------------------------
                                    Richard D. Murdock
                                    President and CEO